FIRST AMENDMENT TO 1994 AMENDED
                       AND RESTATED CREDIT AGREEMENT



     THIS FIRST AMENDMENT TO 1994 AMENDED AND RESTATED CREDIT
AGREEMENT (this "Amendment") is entered into as of August 26, 1994, by and between GOTTSCHALKS INC., a Delaware corporation ("Borrower"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").

                                 RECITALS

     WHEREAS, Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain 1994 Amended and Restated Credit Agreement between Borrower and Bank dated as of March 30, 1994, as amended from time to time (the "Credit Agreement");

     WHEREAS, Borrower has requested from Bank a second extension of the New Term Loan Maturity Date for the New Term Loan granted pursuant to the Credit Agreement, and Bank has agreed to provide said second extension on the terms and conditions contained herein, and

     WHEREAS, Bank and Borrower have agreed to amend the Credit Agreement to reflect said second extension of the New Term Loan Maturity Date and to correct a mistake in the rate of interest described in the Credit Agreement as applicable to the Loans.

     NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Credit Agreement shall be amended as follows:

     1. Section 1.01 is hereby amended to provide that the New Term Loan Maturity Date defined therein shall be "November 30, 1994."

     2. Section 2.03(a) is hereby deleted in its entirety, and the following substituted therefor:

     "(a) Prior to Default. Each Loan shall bear, and Borrower agrees to pay, interest on the outstanding principal amount thereof until due (whether at maturity, by reason of prepayment or acceleration or otherwise), (i) for the period ending on June 30, 1994, at a rate of ten percent (10.0%) per annum, and (ii) for each calendar quarter thereafter, beginning with the calendar quarter commencing on July 1, 1994, at a rate equal to one-quarter percent (1/4%) per annum in excess of the rate applicable during the prior calendar quarter, such increase to be effective as of the first day of the calendar quarter."

     3. As a condition to the second extension of the New Term Loan Maturity Date provided hereby, Borrower shall reimburse Bank, immediately upon demand, for all costs and expenses of Bank incurred in connection with all title insurance endorsements, if any, required by Bank to insure the continued priority of Bank's liens on Borrower's real property securing the New Term loan.

     4. Except as specifically provided herein, all terms and conditions of the Credit Agreement remain in full force and effect, without waiver or modification. All terms defined in the Credit Agreement shall have the same meaning when used in this Amendment. This Amendment and the Credit Agreement shall be read together, as one document.

     5. Borrower hereby remakes all representations and warranties contained in the Credit Agreement and reaffirms all covenants set forth therein. Borrower further certifies that as of the date of this Amendment there exist no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as o the day and year first written above.

GOTTSCHALKS INC.                   WELLS FARGO BANK,
                                     NATIONAL ASSOCIATION



By:_________________________________    By:s/Brian Santos_________________

Title:________________________________  Title:Vice President______________